SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  [X] FORM 10-Q

                       FOR THE QUARTER ENDED JULY 1, 2001

                       COMMISSION FILE NUMBER: 0001067447

Part I.  --  Registrant Information

                           THE DERBY CYCLE CORPORATION
             (Exact name of registrant as specified in its charter)

         DELAWARE                                         31-1038896
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification No.

         300 FIRST STAMFORD PLACE
         (5TH FLOOR)
         STAMFORD, CONNECTICUT                          06902-6765
(Address of principal executive offices)                (Zip Code)

Registrant's telephone number, including area code:  (203) 961-1666

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Part II. --  Rules 12b-25 (b) and (c)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

                  (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [X]

                  (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable. [_]

Part III.--  Narrative

                  State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                  Lyon Investments B.V.'s U.S. financial reports are prepared by its holding company, The Derby Cycle Corporation (the "Company"). The management of the Company has devoted substantial time and effort to the sale of all of the issued and outstanding stock of its former subsidiary, Koninklijke Gazelle B.V. ("Gazelle"), and, with the help of its financial advisors, Lazard Freres & Co. L.L.C., to exploring alternatives for refinancing or restructuring the Company's indebtedness. Because of the resources devoted to the sale of Gazelle and to the exploration of restructuring or refinancing alternatives, Lyon Investments B.V. and the Company have not been able to complete and file their respective Form 10-Qs by the date required without unreasonable effort or expense.

Part IV. --  Other Information

                  (1) Name and telephone number of person to contact in regard to this notification.

                                    Simon J. Goddard 011 44 115 942 0202

                  (2)      Have all other periodic reports required under
                  section 13 or 15 (d) of the Securities Exchange Act of 1934 or
                  section 30 of the

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                  Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes  [_] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes  [_] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Net revenues for the quarter ended July 1, 2001 were $126.0 million, 25% below year ago. While gross margins were held at 25.7% of revenues, selling, general and administrative expenses could not be reduced as quickly as the decline in revenues and were 11% below year ago. $2.1 million of fees for financial advisory services and related professional advice were paid by the Company for the review of its business and exploration of alternatives in order to repay the Revolving Credit Facility in the quarter ended July 1, 2001.

                  As a result, operating income declined by $8.2 million, to $2.6 million, compared with $10.8 million in the quarter ended July 2, 2000.

                  The decline in revenues largely mirrored a decline throughout the market of sales to independent bicycle dealers.

                  The decline in revenues allowed the Company to reduce its levels of inventories and accounts receivable, such that the cash flow improved compared with a year ago.

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                           The Derby Cycle Corporation


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on August 14, 2001.


                           THE DERBY CYCLE CORPORATION


                           By:  /s/ Simon J. Goddard
                                ---------------------------------------
                                Name:    Simon J. Goddard
                                Title:   Vice President & Corporate Controller